

September 7, 2012

Via E-mail
David Christie
President and Chief Executive Officer
Dane Exploration Inc.
3577 - 349 West Georgia Street
Vancouver, British Columbia, Canada V6B 3Y4

> **Re:** **Dane Exploration Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 22, 2012**
> **File No. 333-181795**

Dear Mr. Christie:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibits

1. It remains unclear from your response to comment 3 in our letter dated July 24, 2012 why stockholders cannot sell shares prior to receiving printed certificates, and why the share certificates were printed approximately four months after the shares were issued in March 2012. Please disclose the following:

    -   Describe the state law provisions and the sections in your articles and bylaws that only permit stockholders to sell your shares if they possess a printed certificate.

    -   Explain the reason why the share certificates were printed four months after issuance in March 2012 and whether these certificates were timely provided to stockholders as required under state law.

- Disclose when you expect to provided printed certificates for the shares sold in the offering described in the prospectus.

- If applicable, include appropriate risk factor disclosure.

Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have questions regarding our comments.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via e-mail): Michael J. Morrison